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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NATURE'S SUNSHINE PRODUCTS, INC.
(Name of Subject Company (issuer))

NATURE'S SUNSHINE PRODUCTS, INC., as Offeror
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, WITHOUT PAR VALUE
(Title of Class of Securities)

639027101
(CUSIP Number of Class of Securities)

Craig D. Huff
Vice President of Finance, Treasurer,
Chief Financial Officer and Chief Accounting Officer
75 East 1700 South
Provo, Utah 84606
(801) 342-4300
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

Copies to:

Justin P. Klein
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103
(215) 665-8500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$11,125,000	$1,310

(1)
Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 500,000 shares of common stock at the maximum tender offer price of $22.25 per share.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:        $1,310
  Form or Registration No.:        Schedule TO
  Filing Party:        Nature's Sunshine Products, Inc.
  Date Filed:        August 5, 2005

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Nature's Sunshine Products, Inc. (the "Company") on August 5, 2005 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to purchase up to 500,000 shares of its outstanding common stock, no par value per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 5, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal, which are Exhibit (a)(1) and Exhibit (a)(2) to this Schedule TO, respectively.

        The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11

        Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letter of Transmittal, copies of which were filed with the original Schedule TO as Exhibits (a)(1) and (a)(2), respectively, are hereby amended as follows:

  (1)
  After the second paragraph on page 25 of the Offer to Purchase in "Section 10. Certain Information Concerning Nature's Sunshine," the following heading and sentence is hereby inserted, "Accounting Treatment. The Company will record the tender offer transaction on its balance sheet as an addition to treasury stock."

  (2)
  The last sentence in the first paragraph on page 6 of the Offer to Purchase under the heading "Forward Looking Statements" is hereby deleted.

  (3)
  The first bullet point under the question "Are there any conditions to the tender offer?" on page 2 of the Offer to Purchase is hereby amended by replacing the phrase "could adversely effect" with "adversely affect."

  (4)
  The second bullet point under the question "Are there any conditions to the tender offer?" on page 2 of the Offer to Purchase is hereby amended by (i) replacing the phrase "shall have been threatened" with "shall be", and (ii) replacing the word "might" with "would."

  (5)
  The fourth bullet point under the question "Are there any conditions to the tender offer?" on page 2 of the Offer to Purchase is hereby amended by deleting the phrase "or propose to acquire."

  (6)
  The sixth bullet point under the question "Are there any conditions to the tender offer?" on page 3 of the Offer to Purchase is hereby amended by deleting the word "prospects."

  (7)
  The first bullet point under "Section 7. Conditions of the Tender Offer" on page 21 of the Offer to Purchase is hereby amended by replacing the phrase "might adversely affect" in the sixth line with "adversely affects."

  (8)
  The second bullet point under "Section 7. Conditions of the Tender Offer" on page 21 of the Offer to Purchase is hereby amended by (i) deleting the phrase "or been threatened" in the second line, (ii) adding the word "or" before "results" and deleting "or prospects" in the third line, (iii) replacing the word "may" in the fifth line with "would", and (iv) replacing the word "may" in the sixth line with "would."

  (9)
  The fourth bullet point under "Section 7. Conditions of the Tender Offer" on page 22 of the Offer to Purchase is hereby amended by (i) deleting the word "threatened" in the first line, (ii) deleting the words "or might" in the eleventh line, (iii) adding the word "or" before "results" and deleting "or prospects" in the thirteenth line, and (iv) replacing the word "might" in the second to last line with "would."

  (10)
  The fifth bullet point under "Section 7. Conditions of the Tender Offer" on page 22 of the Offer to Purchase is hereby amended by (i) deleting the words "or might" in the seventh line,

    and (ii) adding the word "or" before "results" and deleting "or prospects" in the second to last line.

  (11)
  Item number (1) under the seventh bullet point under "Section 7. Conditions of the Tender Offer" on page 22 of the Offer to Purchase is hereby amended by deleting the phrase "or proposes to acquire" in the second line.

  (12)
  The tenth bullet point under "Section 7. Conditions of the Tender Offer" on page 23 of the Offer to Purchase is hereby amended by replacing the word "may" in the first line with "would."

  (13)
  On pages 5 and 6 of the Letter of Transmittal, the phrase "The undersigned understands that," is hereby deleted from: (1) the first sentence in the fifth paragraph on page 5; (2) the first sentence in the seventh paragraph beginning on page 5; (3) the second sentence in the seventh paragraph beginning on page 5; (4) the last sentence in the seventh paragraph beginning on page 5.

  (14)
  In the first complete sentence on page 6 of the Letter of Transmittal, the word "that," as it appears after "and" and before "Nature's Sunshine," is deleted.

  (15)
  The phrase "The undersigned recognizes that," is hereby deleted from the last sentence in the first full paragraph on page 6 of the Letter of Transmittal.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATURE'S SUNSHINE PRODUCTS, INC.
/s/ CRAIG HUFF
	Name:	Craig Huff
	Title:	Vice President of Finance, Treasurer, Chief Financial Officer and Chief Accounting Officer
Date: August 25, 2005

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